HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02015198

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

January 23, 2002

SEC FILE NO. 82-3765

VIA AIRMAIL

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

The Office of International
Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Jinhui Holdings Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Jinhui Holdings Company Limited (the "Company"), SEC File No. 82-3765, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's 2001 interim report, dated September 21, 2001; and

2. The Company's interim results announcement for the six months ended June 30, 2001, dated September 21, 2001, published (in the English language) in the Hong Kong iMail and published (in the Chinese language) in the Hong Kong Economic Times, both on September 22, 2001.

H:\dlai\adr\Jinhui\22sec.doc

HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Jinhui Holdings Company Limited

15(R)

To: Jinhui   Attn: Miss Eva Cheung   Tel: 2545 0951   Fax: 2541 9794   (Teamco)

1st Proof   Job: Jinhui   Name: E9135Ann   Date: 21-09-01   No. 0109135(Yan)-09(Pung)   260mm(w) x 330mm(H) iMail

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

The Board of Directors of Jinhui Holdings Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2001 together with comparative figures for the corresponding period of 2000 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2001

	Note	Six months ended 30 June 2001 (Unaudited) HK$'000	2000 (Unaudited) HK$'000
Turnover	3	457,638	292,395
Other operating income		28,278	20,178
Other net income	4	50,145	47,559
Voyage related expenses		(290,596)	(152,408)
Cost of trading goods sold		(107,484)	(111,606)
Staff costs		(21,072)	(22,253)
Other operating expenses		(19,334)	(41,376)
Depreciation and amortization		(27,071)	(21,539)
Profit from operations	3	70,604	10,950
Interest income		12,970	11,746
Interest expenses		(13,053)	(7,695)
Share of results of associates		(133)	(30)
Profit before taxation		70,388	14,971
Taxation	5	(402)	(65)
Profit from ordinary activities after taxation		69,986	14,906
Minority interest		(37,560)	(8,053)
Net profit for the period		32,426	6,853
Basic earnings per share	6	6.16 cents	1.30 cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2001

	Note	At 30 June 2001 (Unaudited) HK$'000	At 31 December 2000 (audited) HK$'000
Non-current assets			
Fixed assets		1,150,117	908,476
Intangible asset		158	163
Interests in associates		(28)	(1,402)
Other investments		67,530	69,209
Other non-current assets		46,733	47,346
		1,264,720	1,023,792
Current assets			
Inventories		23,225	27,284
Short-term investments		31,856	85,258
Trade receivables	7	85,358	89,642
Prepayments, deposits and other receivables		80,274	74,105
Pledged deposits		59,958	47,842
Bank balances and cash		203,764	83,438
		485,435	407,569
Current liabilities			
Trade payables	8	101,356	91,827
Provision for liabilities and charges and other payables		94,517	81,910
Taxation		465	513
~~Bank loans, secured~~		70,602	47,067
Bank overdrafts, secured		40,061	30,922
		307,001	252,243
Net current assets		178,434	155,326
Total assets less current liabilities		1,443,154	1,179,118
Non-current liabilities		464,499	267,964
Minority interest		424,684	389,622
Net assets		553,971	521,532
Capital and reserves			
Issued capital		52,624	52,624
Reserves		501,347	468,908
Shareholders' funds		553,971	521,532

Notes:

1. **Review by auditors**

   The consolidated interim results of the Group for the six months ended 30 June 2001 have been reviewed by our auditors, Messrs. Moores Rowland, in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants ("HKSA"). An unmodified review conclusion has been issued by the auditors.

   Without modifying their review conclusion, the auditors draw attention that the comparative financial information for the six months ended 30 June 2000 included in the interim financial report has not been subject to their review.

2. **Basis of preparation and accounting policies**

   These condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the HKSA and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). They should be read in conjunction with the annual financial statements and notes thereto included in the annual report of the Group for the year ended 31 December 2000.

   The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2000 except that the Group has adopted several new or revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2001. These SSAPs have not resulted in changes in the Group's accounting policies except for the adoption of SSAP 26 "Segment Reporting" and SSAP 30 "Business Combinations". Detailed changes to the Group's accounting policies are set out in the interim financial report.

3. **Segmental information**

   An analysis of the Group's turnover and contribution to profit (loss) from operations by principal activities is as follows:

	Turnover Six months ended 30 June 2001 (Unaudited) HK$'000	2000 (Unaudited) HK$'000	Contribution to profit (loss) from operations Six months ended 30 June 2001 (Unaudited) HK$'000	2000 (Unaudited) HK$'000
Chartering freight and hire	341,468	165,354	20,505	(1,033)
Trading	115,337	124,854	3,866	(15,652)
Investments in China	833	2,187	(3,745)	1,236
Other operations	—	—	49,978	26,399
	457,638	292,395	70,604	10,950

   During the period, the Group's chartering freight and hire businesses were carried out internationally and could not be attributable to any particular geographical location.

   During the period, about 74% *(six months ended 30 June 2000: 70%)* of the trading turnover was derived from China and the remaining was derived from Hong Kong. The contribution of each geographical market of the Group's trading operation, when measured in relation to the turnover, was not significantly different.

   The Group's other operations, including property investments and short-term investments, were mainly carried out in Hong Kong during the period.

4. **Other net income**

   Other net income for the period included a loss on disposal, including unrealized provision, of short-term investments of HK$7,463,000 *(six months ended 30 June 2000: HK$22,510,000)*.

5. **Taxation**

	Six months ended 30 June 2001 (Unaudited) HK$'000	2000 (Unaudited) HK$'000
The Company & its subsidiaries		
Hong Kong Profits Tax		
— Provision for the period	—	(65)
— Underprovision in respect of prior periods	(402)	—
	(402)	(65)

   Hong Kong Profits Tax has been provided at the rate of 16% *(six months ended 30 June 2000: 16%)* on the estimated assessable profits for the period. In the opinion of the Directors, a substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax.

6. **Basic earnings per share**

   The calculation of basic earnings per share for the period is based on the net profit for the period of HK$32,426,000 *(six months ended 30 June 2000: HK$6,853,000)* and the weighted average number of 526,242,488 *(six months ended 30 June 2000: 526,242,488)* shares in issue during the period.

   Diluted earnings per share is not shown as there was no potential ordinary shares in issue in both periods.

7. **Trade receivables**

   Credit terms granted to customers vary, depending generally on the terms of negotiation. Trade receivables are normally to be settled within one year.

   The ageing analysis of trade receivables (net of provision for bad and doubtful debts) is as follows:

	At 30 June 2001 (Unaudited) HK$'000	At 31 December 2000 (audited) HK$'000
0 - 90 days	72,713	76,043
91 - 180 days	8,134	10,346
181 - 365 days	3,605	1,191
Over 365 days	906	2,062
	85,358	89,642

8. **Trade payables**

   The ageing analysis of trade payables is as follows:

	At 30 June 2001 (Unaudited) HK$'000	At 31 December 2000 (audited) HK$'000
0 - 90 days	72,826	60,394
91 - 180 days	212	3,270
181 - 365 days	124	898
Over 365 days	28,194	27,265
	101,356	91,827

9. **Comparative figures**

   Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board has resolved not to recommend the payment of any interim dividend for the period *(six months ended 30 June 2000: Nil)*.

BUSINESS REVIEW

Turnover for the six months ended 30 June 2001 was HK$457,638,000, representing a growth of 57% over that for the same period last year. Net profit for the period amounted to HK$32,426,000, up from HK$6,853,000 for the corresponding period last year. Basic earnings per share was HK6.16 cents for the period as against HK1.30 cents for the same period of 2000.

Contrary to last year in which all dry bulk sectors benefited from a significant rise in freight rates, their performances during the six months ended 30 June 2001 varied. Whilst the Capesize sector experienced a downward adjustment in freight earnings throughout the period owing to weaker demands, the Panamax and Handymax and Handysize markets, the principal markets of the Group's shipping operations, were quite unstable during the period. At the start of the period, these principal markets continued to remain firm and healthy with stable grains, coal and fertilizer shipments. Thereafter, the economic slowdown experienced by some major countries including the United States and Japan was more severe than expected, resulting in a weaker market sentiment and lower rates. On the whole, the dry bulk freight market followed a general downward trend, with the Baltic Freight Index (the "BFI") falling by 213 points to close the period at 1,386. This was 230 points below that at 1,616 by the end of June 2000.

Despite the adverse market development in freight rates, the Group's shipping operations managed to operate at a profit of HK$20,505,000 for the period whereas an operating loss of HK$1,033,000 was incurred in the corresponding period last year. Such an improvement in profitability reflected that contributions from increased activities, lower bunker costs and stringent cost controls were more than able to offset downward adjustments in freight rates during the period. Meanwhile, the Group achieved a growth in shipping turnover of 107% from that of the same period last year to HK$341,468,000 for the period, partly attributable to an expanded fleet of owned vessels since the deliveries of motor vessels "Jin An", "Jin Li" and "Jin Fu" in July 2000, February 2001 and April 2001 respectively. At 30 June 2001, the Group owned nine dry bulk vessels with a total tonnage capacity of about 400,000 metric tons.

With regard to the Group's trading operation, it recorded an operating profit of HK$3,866,000 for the period. The improved financial results, as compared with an operating loss of HK$15,652,000 for the same period last year, was largely due to a reduction in bad and doubtful debts provision made for trading receivables during the period.

The exchange gain from foreign currency exposures, after offsetting the loss from short-term investments, accounted significantly for the operating profit of HK$49,978,000 for the Group's other operations during the period.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The deliveries of the two dry bulk vessels, namely motor vessels "Jin Li" and "Jin Fu", during the period were mainly funded by bank loans. As a result, the Group's bank borrowings increased to HK$575,162,000 at 30 June 2001 *(31 December 2000: HK$345,953,000)*, of which 19%, 11%, 20% and 50% are repayable within one year, one to two years, two to five years and over five years respectively. The bank borrowings which bear interest at floating rates are principally denominated in United States dollars and Japanese Yen. To mitigate its foreign currency exposures, the Group has adopted hedging instruments where necessary.

At 30 June 2001, the Group's gearing ratio as calculated on the basis of total liabilities over shareholders' funds was around 139% *(31 December 2000: 100%)*, a level which was nonetheless considered acceptable taking account of the Group's pledged deposits, bank balances and cash amounting to HK$263,722,000 at that date *(31 December 2000: HK$131,280,000)*.

Pledge of assets

At 30 June 2001, the Group's fixed assets of HK$965,624,000 *(31 December 2000: HK$628,272,000)*, deposits of HK$59,958,000 *(31 December 2000: HK$47,842,000)*, short-term investments of HK$18,293,000 *(31 December 2000: HK$53,700,000)* and some of the shares and chartering income of ship owning subsidiaries were pledged to secure credit facilities utilized by the Group.

Contingent liabilities

Except for certain guarantees amounting to HK$462,000 *(31 December 2000: HK$506,000)* granted by the Company's subsidiaries to third parties in their ordinary course of businesses, the Group had no other contingent liabilities at 30 June 2001 *(31 December 2000: Nil)*.

Capital expenditures and commitments

Out of the Group's capital expenditures totalling HK$267,235,000 for the six months ended 30 June 2001 *(six months ended 30 June 2000: HK$197,365,000)*, approximately HK$262,071,000 *(six months ended 30 June 2000: HK$197,009,000)* was spent on the constructions of the Group's owned vessels.

At 30 June 2001, the Group had capital expenditure commitments relating to the newbuildings of three *(31 December 2000: five)* dry bulk vessels. The total purchase price of these vessels was approximately HK$494,910,000 *(31 December 2000: HK$852,152,000)* and the total amount contracted but not provided for (net of deposits paid) was approximately HK$445,393,000 *(31 December 2000: HK$713,324,000)*.

Employees

The Group employed approximately 145 employees at 30 June 2001. The remuneration package which includes year-end bonus, retirement benefits and share options is reviewed regularly, taking into account the employees' experience and performance as well as the current industry practices. Details of the share option scheme were disclosed in the Group's annual report for the year ended 31 December 2000.

OUTLOOK

The prospects of the global freight market are uncertain, depending largely on the availability of tonnage and how fast the major economies can recover from the prevailing economic slowdown. Nevertheless, a harsh and sudden fall in the BFI by nearly 33% since the end of the period to mid-September 2001 has signified worsening business conditions and declining freight earnings and, in turn, suggested that the profit made by the Group's shipping operations during the period would not continue into the rest of the year. Worst still, the recent terrorist attacks in United States trigger off further volatility and disturbance to the global economic and political environment. Under such a turbulent situation, the freight market would remain depressed as the demand is unlikely to increase to take up the excessive tonnage in the near term.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2001.

CODE OF BEST PRACTICE

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2001, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The results announcement of the Group for the six months ended 30 June 2001 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website (http://www.hkex.com.hk) in due course.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 21 September 2001

To: Jinhui Attn: Ms. Eva Cheung Tel: Fax: 2541 9794 (Teamco 0109050)
1st Proof Job: Jinhui Name: C9135Ann Date: 22-09-01 No. 0109135(Yan)-10(fai) 7"(w) x 21"(H)

JINHUI

JINHUI HOLDINGS COMPANY LIMITED
金輝集團有限公司

(於香港註冊成立之有限公司)

截至二零零一年六月三十日止六個月
中期業績公佈

金輝集團有限公司(「本公司」)之董事會公佈本公司及其附屬公司(「本集團」)截至二零零一年六月三十日止六個月之未經審核綜合中期業績連同二零零零年同期之比較數字如下:

簡明綜合收益表
截至二零零一年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元
營業額	3	457,638	292,395
其他經營收入		28,278	20,178
其他收入淨額	4	50,245	47,559
航運相關開支		(290,596)	(152,408)
供買賣產品銷售成本		(107,484)	(111,606)
員工成本		(21,072)	(22,253)
其他經營開支		(19,334)	(41,376)
折舊及攤銷		(27,071)	(21,539)
經營溢利	3	70,604	10,950
利息收入		12,970	11,746
利息開支		(13,053)	(7,695)
應佔聯營公司業績		(133)	(30)
除稅前溢利		70,388	14,971
稅項	5	(402)	(65)
日常業務之除稅後溢利		69,986	14,906
少數股東權益		(37,560)	(8,053)
本期間溢利淨額		32,426	6,853
每股基本盈利	6	6.16港仙	1.30港仙

簡明綜合資產負債表
於二零零一年六月三十日

	附註	於二零零一年六月三十日 (未經審核) 千港元	於二零零零年十二月三十一日 (經審核) 千港元
非流動資產			
固定資產		1,150,327	908,476
無形資產		158	163
佔聯營公司之權益		(28)	(1,402)
其他投資		67,530	69,209
其他非流動資產		46,733	47,346
		1,264,720	1,023,792
流動資產			
存貨		23,225	27,284
短期投資		32,856	85,258
應收貿易賬項	7	85,358	89,642
預付款項、按金及其他應收賬項		80,274	74,105
已抵押存款		59,958	47,842
銀行結餘及現金		203,764	83,438
		485,435	407,569
流動負債			
應付貿易賬項	8	101,356	91,827
負債、費用撥備及其他應付賬項		94,517	81,910
稅項		465	517
有抵押銀行貸款		70,602	47,067
有抵押銀行透支		40,061	30,922
		307,001	252,243
流動資產淨值		178,434	155,326
資產總值減流動負債		1,443,154	1,179,118

7. 應收貿易賬項

本集團向客戶並無提供固定信貸期,一般均根據磋商而協定。應收貿易賬項一般須於一年內償還。

應收貿易賬項(已扣除呆壞賬撥備)之賬齡分析如下:

	於二零零一年六月三十日 (未經審核) 千港元	於二零零零年十二月三十一日 (經審核) 千港元
零至90日	72,713	76,043
91至180日	8,134	10,346
181至365日	3,605	1,191
365日以上	906	2,062
	85,358	89,642

8. 應付貿易賬項

應付貿易賬項之賬齡分析如下:

	於二零零一年六月三十日 (未經審核) 千港元	於二零零零年十二月三十一日 (經審核) 千港元
零至90日	72,826	60,394
91至180日	212	3,270
181至365日	124	898
365日以上	28,194	27,265
	101,356	91,827

9. 比較數字

若干比較數字已重新分類,以符合本期間之呈報方式。

中期股息

董事會經議決並不建議就本期間派發任何中期股息*(截至二零零零年六月三十日止六個月:無)*。

業務回顧

截至二零零一年六月三十日止六個月之營業額為457,638,000港元,較去年同期增加57%。本期間之溢利淨額為32,426,000港元,較去年同期6,853,000港元有所上升。本期間之每股基本盈利為6.16港仙,而二零零零年同期則為1.30港仙。

雖然去年各種散裝乾貨航運市場均受惠於運費之大幅增長,然而截至二零零一年六月三十日止六個月彼等之表現則各有不同。由於需求減少以致好望角型船舶之運費於期內向下調整,惟巴拿馬型及方便極限型及方便型船舶等本集團主要之航運業務市場於期內則較為反覆。期初,穀物、煤炭及肥料之貨運需求穩定,故此該等主要市場持續穩健及表現理想。其後,美國及日本等主要國家之經濟衰退較預期嚴重,導致市場氣氛轉壞及運費下降。總括而言,散裝乾貨航運市場跟隨整體經濟下調,波羅的海航運指數(「波羅的海航運指數」)於期內下跌213點收1,386點,較二零零零年六月底之1,616點減少230點。

儘管運費下降,惟本集團之航運業務於期內仍獲得20,505,000港元之經營溢利,而去年同期則錄得1,033,000港元之經營虧損,盈利能力有所改善正反映來自業務增長、燃料成本回落及嚴格控制成本之貢獻足以抵銷期內運費下調之壓力。同時,本集團航運業務於期內之營業額較去年同期增加107%至341,468,000港元,部份是由於擴充自置船隊所致,機動船舶「Jin An」、「Jin Li」及「Jin Fu」已分別於二零零零年七月、二零零一年二月及二零零一年四月交付。於二零零一年六月三十日,本集團擁有九艘散裝乾貨船,總載重量約為400,000公噸。

期內,本集團之貿易業務錄得3,866,000港元之經營溢利,而去年同期則有經營虧損15,652,000港元。財務業績得到改善主要是由於期內應收貿易賬項之呆壞賬撥備減少所致。

在抵銷短期投資虧損後,外幣匯兌溢利佔本集團之其他業務於期內之經營溢利49,978,000港元之大部份。

財務回顧

流動資產淨值	178,434	155,326
資產總值減流動負債	1,443,154	1,179,118

	於二零零一年六月三十日 (未經審核) 千港元	於二零零零年十二月三十一日 (經審核) 千港元
非流動負債	464,499	267,964
少數股東權益	424,684	389,622
資產淨值	553,971	521,532
股本及儲備		
已發行股本	52,624	52,624
儲備	501,347	468,908
股東資金	553,971	521,532

附註:

1. 核數師審閱

本集團截至二零零一年六月三十日止六個月之綜合中期業績已由本集團核數師摩斯倫會計師事務所根據香港會計師公會(「香港會計師公會」)頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。核數師已發出一項毋須修訂之審閱結論。

在毋須修訂彼等之審閱結論之情況下,核數師表示彼等並無對中期財務報告中所載之截至二零零零年六月三十日止六個月之比較財務資料進行審閱。

2. 編製基準及會計政策

簡明中期財務報表乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號(「中期財務報告」)及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關披露規定而編製,並須與本集團截至二零零零年十二月三十一日止年度之年報所載之全年財務報表及有關附註一併參閱。

除本集團採用香港會計師公會頒佈並適用於二零零一年一月一日後之會計期間之全新或經修訂會計實務準則外,編製簡明中期財務報表時所採用之會計政策及計算方法與截至二零零零年十二月三十一日止年度全年財務報表所採用者一致。除採用會計實務準則第26號「分部報告」及會計實務準則第30號「企業合併」外,該等會計實務準則並無使本集團會計政策出現變動。本集團會計政策之變動詳情載於中期財務報告。

3. 業務分析資料

本集團營業額及經營溢利(虧損)之貢獻按主要業務分析如下:

	營業額 截至六月三十日止六個月 二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元	經營溢利(虧損)之貢獻 截至六月三十日止六個月 二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元
運費及船租	341,468	165,354	20,505	(1,033)
貿易	115,337	124,854	3,866	(15,652)
在中國之投資	833	2,187	(3,745)	1,236
其他業務	—	—	49,978	26,399
	457,638	292,395	70,604	10,950

期內,由於本集團之運費及船租業務遍佈全球,故未能歸納於任何特定之地域。

期內,貿易業務之營業額約74%*(截至二零零零年六月三十日止六個月:70%)*源自中國,其餘則源自香港。本集團貿易業務之各地區市場之貢獻就營業額而言並無重大差異。

期內,本集團之其他業務(包括物業投資及短期投資)之經營地點主要在香港。

4. 其他收入淨額

期內之其他收入淨額包括出售(包括未變現準備)短期投資之虧損7,463,000港元*(截至二零零零年六月三十日止六個月:22,510,000港元)*。

5. 稅項

	截至六月三十日止六個月 二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元
本公司及其附屬公司		
香港利得稅		
— 本期間撥備	—	(65)
— 以往期間之不足撥備	(402)	—
	(402)	(65)

香港利得稅乃根據期內之估計應課稅溢利按16%*(截至二零零零年六月三十日止六個月:16%)*之稅率提撥準備。董事認為本集團大部份收入並非來自或源自香港,故毋須繳納香港利得稅。

6. 每股基本盈利

期內之每股基本盈利乃根據期內溢利淨額32,426,000港元*(截至二零零零年六月三十日止六個月:6,853,000港元)*及期內已發行股份之加權平均數526,242,488股*(截至二零零零年六月三十日止六個月:526,242,488股)*計算。

由於本期間及上期間均無發行任何潛在普通股,故並無呈列每股攤薄盈利。

內之經營溢利49,978,000港元之大部份。

財務回顧

流動資金、財務資源及資本架構

期內交付兩艘散裝乾貨船「Jin Li」及「Jin Fu」所需之資金主要以銀行貸款支付。因此,於二零零一年六月三十日,本集團之銀行借貸增至575,162,000港元*(二零零零年十二月三十一日:345,953,000港元)*,其中19%、11%、20%及50%分別須於一年內、一年至兩年內、兩年至五年內及五年後償還。銀行借貸主要以美元及日元計算,並按浮動利率計算利息。本集團已於有需要時採用對沖工具以減低其外幣匯兌風險。

於二零零一年六月三十日,本集團之資本負債比率(按負債總額除以股東資金計算)約為139%*(二零零零年十二月三十一日:100%)*。考慮到本集團於該日之已抵押存款、銀行結餘及現金合共263,722,000港元*(二零零零年十二月三十一日:131,280,000港元)*後,該資本負債比率為於可接受水平。

資產抵押

於二零零一年六月三十日,本集團之固定資產965,624,000港元*(二零零零年十二月三十一日:628,272,000港元)*、存款59,958,000港元*(二零零零年十二月三十一日:47,842,000港元)*、短期投資18,293,000港元*(二零零零年十二月三十一日:53,700,000港元)*及擁有船舶附屬公司之若干股份及租船合約收入均已抵押,以作為本集團信貸之擔保。

或然負債

除本公司附屬公司於日常業務中向第三者提供為數462,000港元*(二零零零年十二月三十一日:506,000港元)*之若干擔保外,本集團於二零零一年六月三十日並無任何其他或然負債*(二零零零年十二月三十一日:無)*。

資本支出及承擔

本集團截至二零零一年六月三十日止六個月之資本支出總額為267,235,000港元*(截至二零零零年六月三十日止六個月:197,365,000港元)*,其中約262,071,000港元*(截至二零零零年六月三十日止六個月:197,009,000港元)*用於建造本集團之自置船舶。

於二零零一年六月三十日,本集團就三艘*(二零零零年十二月三十一日:五艘)*新造散裝乾貨船作出資本支出承擔。該等船舶之總購入價約為494,910,000港元*(二零零零年十二月三十一日:852,152,000港元)*,而已訂約但未撥備之總額(扣除已付按金)則約為445,393,000港元*(二零零零年十二月三十一日:713,324,000港元)*。

僱員

於二零零一年六月三十日,本集團僱用約145名僱員。本集團會因應僱員之經驗及表現以及當時業內慣例定期檢討僱員薪酬(包括年終花紅、退休福利及優先購股權)。有關優先購股權計劃之詳情載於本集團截至二零零零年十二月三十一日止年度之年報。

展望

全球航運市場前景並不明朗,情況有否改善須視乎載貨量之供應以及主要經濟大國之復甦速度而定。然而,波羅的海航運指數於期終至二零零一年九月中期間急跌近33%;反映經營環境正在惡化及運費不斷下降,故此本集團之航運業務於本年度下半年將無法維持期內之溢利。更甚的是,美國近日遭受恐怖襲擊,使全球經濟及政治環境進一步波動及混亂。在此不穩定之情況下,因需求不足以吸納過多之載貨量,故此航運市場於短定期內將仍然低迷。

購買、出售或贖回本公司上市證券

截至二零零一年六月三十日止六個月內,本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之股東週年大會上輪值告退及膺選連任外,各董事並不知悉任何資料足以合理顯示本公司現時或曾於截至二零零一年六月三十日止六個月內任何時間違反上市規則附錄14所載之最佳應用守則。

於聯交所網頁內刊登中期業績

本集團截至二零零一年六月三十日止六個月之業績公佈將於適當時刊登於香港聯合交易所有限公司網頁內(http://www.hkex.com.hk),其將載有上市規則附錄16第46(1)至46(6)段規定之所有資料。

承董事會命
主席兼董事總經理
吳少輝

香港,二零零一年九月二十一日

JINHUI

JINHUI HOLDINGS COMPANY LIMITED



INTERIM REPORT 2001

The Board of Directors of Jinhui Holdings Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2001 together with comparative figures for the corresponding period of 2000 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2001

		Six months ended 30 June	
		2001	2000
		(Unaudited)	(Unaudited)
	Note	***HK$'000***	*HK$'000*
Turnover	*3*	**457,638**	292,395
Other operating income		**28,278**	20,178
Other net income	*4*	**50,245**	47,559
Voyage related expenses		**(290,596)**	(152,408)
Cost of trading goods sold		**(107,484)**	(111,606)
Staff costs		**(21,072)**	(22,253)
Other operating expenses		**(19,334)**	(41,376)
Depreciation and amortization		**(27,071)**	(21,539)
Profit from operations	*3*	**70,604**	10,950
Interest income		**12,970**	11,746
Interest expenses		**(13,053)**	(7,695)
Share of results of associates		**(133)**	(30)
Profit before taxation		**70,388**	14,971
Taxation	*5*	**(402)**	(65)
Profit from ordinary activities after taxation		**69,986**	14,906
Minority interest		**(37,560)**	(8,053)
Net profit for the period		**32,426**	6,853
Basic earnings per share	*6*	**6.16 cents**	1.30 cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2001

	Note	At 30 June 2001 (Unaudited) HK$'000	At 31 December 2000 (Audited) HK$'000
Non-current assets			
Fixed assets		**1,150,327**	908,476
Intangible asset		**158**	163
Interests in associates		**(28)**	(1,402)
Other investments		**67,530**	69,209
Other non-current assets		**46,733**	47,346
		1,264,720	1,023,792
Current assets			
Inventories		**23,225**	27,284
Short-term investments		**32,856**	85,258
Trade receivables	7	**85,358**	89,642
Prepayments, deposits and other receivables		**80,274**	74,105
Pledged deposits		**59,958**	47,842
Bank balances and cash		**203,764**	83,438
		485,435	407,569
Current liabilities			
Trade payables	8	**101,356**	91,827
Provision for liabilities and charges and other payables		**94,517**	81,910
Taxation		**465**	517
Bank loans, secured		**70,602**	47,067
Bank overdrafts, secured		**40,061**	30,922
		307,001	252,243
Net current assets		**178,434**	155,326
Total assets less current liabilities		**1,443,154**	1,179,118
Non-current liabilities		**464,499**	267,964
Minority interest		**424,684**	389,622
Net assets		**553,971**	521,532
Capital and reserves			
Issued capital		**52,624**	52,624
Reserves		**501,347**	468,908
Shareholders' funds		**553,971**	521,532

CONDENSED CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES
For the six months ended 30 June 2001

	Six months ended 30 June	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Exchange differences arising on translation of the financial statements of foreign subsidiaries	**7**	(12)
Goodwill released on disposal of an associate	**6**	—
Gains (losses) not recognized in the consolidated income statement	**13**	(12)
Net profit for the period	**32,426**	6,853
Total recognized gains	**32,439**	6,841

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2001

	Six months ended 30 June	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**143,851**	60,350
Net cash inflow from returns on investments and servicing of finance	**4,402**	2,865
Tax paid	**(454)**	(377)
Net cash outflow from investing activities	**(267,231)**	(168,018)
Net cash outflow before financing	**(119,432)**	(105,180)
Net cash inflow from financing	**230,619**	78,030
Increase (Decrease) in cash and cash equivalents	**111,187**	(27,150)
Cash and cash equivalents brought forward	**52,516**	66,038
Cash and cash equivalents carried forward	**163,703**	38,888
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**203,764**	51,114
Bank overdrafts	**(40,061)**	(12,226)
	163,703	38,888

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1. **Review by auditors**

The consolidated interim results of the Group for the six months ended 30 June 2001 have been reviewed by our auditors, Messrs. Moores Rowland, in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants ("HKSA"). An unmodified review conclusion has been issued by the auditors.

Without modifying their review conclusion, the auditors draw attention that the comparative financial information for the six months ended 30 June 2000 included in the interim financial report has not been subject to their review.

2. **Basis of preparation and accounting policies**

These condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the HKSA and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). They should be read in conjunction with the annual financial statements and notes thereto included in the annual report of the Group for the year ended 31 December 2000.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2000 except that the Group has adopted several new or revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2001. These SSAPs have not resulted in changes in the Group's accounting policies except for the adoption of the following:

SSAP 26 "Segment Reporting"
SSAP 26 establishes principles for reporting the segmental analysis of financial information.

The adoption of SSAP 26 in the current interim reporting period has resulted in a respecification of some reportable segments and a change in the basis for allocation of expenses to segments. Segment turnover and results as disclosed in note 3 to these condensed interim financial statements, together with comparative segmental information for the six months ended 30 June 2000, have been presented in accordance with the provisions of SSAP 26.

SSAP 30 "Business Combinations"
SSAP 30 prescribes the accounting treatment for business combinations.

With the introduction of SSAP30, the Group has changed its accounting policy for goodwill and negative goodwill. With effect from 1 January 2001, the Group recognizes any goodwill arising from acquisition as an intangible asset and amortizes it on a straight-line basis over its estimated useful life. Any negative goodwill arising on acquisition is presented as a deduction from goodwill and is released to the income statement based on an analysis of the circumstances from which the balance resulted. In prior years, goodwill/negative goodwill arising on acquisition has been written off against/credited to reserves.

The Group has taken advantage of the transitional provisions of SSAP 30 not to retroactively restate the goodwill/negative goodwill previously written off against/credited to reserves. Accordingly, goodwill/negative goodwill arising on acquisition prior to 1 January 2001 continues to be held in reserves and will be charged/credited to the income statement on the disposal of the relevant subsidiary or associate. Such goodwill will also be charged to the income statement at the time it is determined to be impaired.

3. **Segmental information**

An analysis of the Group's turnover and contribution to profit (loss) from operations by principal activities is as follows:

	Turnover		Contribution to profit (loss) from operations	
	Six months ended 30 June		Six months ended 30 June	
	2001	2000	**2001**	2000
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Chartering freight and hire	**341,468**	165,354	**20,505**	(1,033)
Trading	**115,337**	124,854	**3,866**	(15,652)
Investments in China	**833**	2,187	**(3,745)**	1,236
Other operations	**—**	—	**49,978**	26,399
	457,638	292,395	**70,604**	10,950

During the period, the Group's chartering freight and hire businesses were carried out internationally and could not be attributable to any particular geographical location.

During the period, about 74% *(six months ended 30 June 2000: 70%)* of the trading turnover was derived from China and the remaining was derived from Hong Kong. The contribution of each geographical market of the Group's trading operation, when measured in relation to the turnover, was not significantly different.

The Group's other operations, including property investments and short-term investments, were mainly carried out in Hong Kong during the period.

4. **Other net income**

Other net income for the period included a loss on disposal, including unrealized provision, of short-term investments of HK$7,463,000 *(six months ended 30 June 2000: HK$22,510,000)*.

5. **Taxation**

	Six months ended 30 June	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
The Company & its subsidiaries		
Hong Kong Profits Tax		
— Provision for the period	**—**	(65)
— Underprovision in respect of prior periods	**(402)**	—
	(402)	(65)

Hong Kong Profits Tax has been provided at the rate of 16% *(six months ended 30 June 2000: 16%)* on the estimated assessable profits for the period. In the opinion of the Directors, a substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax.

6. **Basic earnings per share**

The calculation of basic earnings per share for the period is based on the net profit for the period of HK$32,426,000 *(six months ended 30 June 2000: HK$6,853,000)* and the weighted average number of 526,242,488 *(six months ended 30 June 2000: 526,242,488)* shares in issue during the period.

Diluted earnings per share is not shown as there was no potential ordinary shares in issue in both periods.

7. **Trade receivables**

Credit terms granted to customers vary, depending generally on the terms of negotiation. Trade receivables are normally to be settled within one year.

The ageing analysis of trade receivables (net of provision for bad and doubtful debts) is as follows:

	At 30 June 2001 (Unaudited) *HK$'000*	At 31 December 2000 (Audited) *HK$'000*
0 - 90 days	**72,713**	76,043
91 - 180 days	**8,134**	10,346
181 - 365 days	**3,605**	1,191
Over 365 days	**906**	2,062
	85,358	89,642

8. **Trade payables**

The ageing analysis of trade payables is as follows:

	At 30 June 2001 (Unaudited) *HK$'000*	At 31 December 2000 (Audited) *HK$'000*
0 - 90 days	**72,826**	60,394
91 - 180 days	**212**	3,270
181 - 365 days	**124**	898
Over 365 days	**28,194**	27,265
	101,356	91,827

9. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board has resolved not to recommend the payment of any interim dividend for the period *(six months ended 30 June 2000: Nil)*.

BUSINESS REVIEW

Turnover for the six months ended 30 June 2001 was HK$457,638,000, representing a growth of 57% over that for the same period last year. Net profit for the period amounted to HK$32,426,000, up from HK$6,853,000 for the corresponding period last year. Basic earnings per share was HK6.16 cents for the period as against HK1.30 cents for the same period of 2000.

Contrary to last year in which all dry bulk sectors benefited from a significant rise in freight rates, their performances during the six months ended 30 June 2001 varied. Whilst the Capesize sector experienced a downward adjustment in freight earnings throughout the period owing to weaker demands, the Panamax and Handymax and Handysize markets, the principal markets of the Group's shipping operations, were quite unstable during the period. At the start of the period, these principal markets continued to remain firm and healthy with stable grains, coal and fertilizer shipments. Thereafter, the economic slowdown experienced by some major countries including the United States and Japan was more severe than expected, resulting in a weaker market sentiment and lower rates. On the whole, the dry bulk freight market followed a general

downward trend, with the Baltic Freight Index (the "BFI") falling by 213 points to close the period at 1,386. This was 230 points below that at 1,616 by the end of June 2000.

Despite the adverse market development in freight rates, the Group's shipping operations managed to operate at a profit of HK$20,505,000 for the period whereas an operating loss of HK$1,033,000 was incurred in the corresponding period last year. Such an improvement in profitability reflected that contributions from increased activities, lower bunker costs and stringent cost controls were more than able to offset downward adjustments in freight rates during the period. Meanwhile, the Group achieved a growth in shipping turnover of 107% from that of the same period last year to HK$341,468,000 for the period, partly attributable to an expanded fleet of owned vessels since the deliveries of motor vessels "Jin An", "Jin Li" and "Jin Fu" in July 2000, February 2001 and April 2001 respectively. At 30 June 2001, the Group owned nine dry bulk vessels with a total tonnage capacity of about 400,000 metric tons.

With regard to the Group's trading operation, it recorded an operating profit of HK$3,866,000 for the period. The improved financial results, as compared with an operating loss of HK$15,652,000 for the same period last year, was largely due to a reduction in bad and doubtful debts provision made for trading receivables during the period.

The exchange gain from foreign currency exposures, after offsetting the loss from short-term investments, accounted significantly for the operating profit of HK$49,978,000 for the Group's other operations during the period.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The deliveries of the two dry bulk vessels, namely motor vessels "Jin Li" and "Jin Fu", during the period were mainly funded by bank loans. As a result, the Group's bank borrowings increased to HK$575,162,000 at 30 June 2001 *(31 December 2000: HK$345,953,000)*, of which 19%, 11%, 20% and 50% are repayable within one year, one to two years, two to five years and over five years respectively. The bank borrowings which bear interest at floating rates are principally denominated in United States dollars and Japanese Yen. To mitigate its foreign currency exposures, the Group has adopted hedging instruments where necessary.

At 30 June 2001, the Group's gearing ratio as calculated on the basis of total liabilities over shareholders' funds was around 139% *(31 December 2000: 100%)*, a level which was nonetheless considered acceptable taking account of the Group's pledged deposits, bank balances and cash amounting to HK$263,722,000 at that date *(31 December 2000: HK$131,280,000)*.

Pledge of assets

At 30 June 2001, the Group's fixed assets of HK$965,624,000 *(31 December 2000: HK$628,272,000)*, deposits of HK$59,958,000 *(31 December 2000: HK$47,842,000)*, short-term investments of HK$18,293,000 *(31 December 2000: HK$53,700,000)* and some of the shares and chartering income of ship owning subsidiaries were pledged to secure credit facilities utilized by the Group.

Contingent liabilities

Except for certain guarantees amounting to HK$462,000 *(31 December 2000: HK$506,000)* granted by the Company's subsidiaries to third parties in their ordinary course of businesses, the Group had no other contingent liabilities at 30 June 2001 *(31 December 2000: Nil)*.

Capital expenditures and commitments

Out of the Group's capital expenditures totalling HK$267,235,000 for the six months ended 30 June 2001 *(six months ended 30 June 2000: HK$197,365,000)*, approximately HK$262,071,000 *(six months ended 30 June 2000: HK$197,009,000)* was spent on the constructions of the Group's owned vessels.

At 30 June 2001, the Group had capital expenditure commitments relating to the newbuildings of three *(31 December 2000: five)* dry bulk vessels. The total purchase price of these vessels was approximately HK$494,910,000 *(31 December 2000: HK$852,152,000)* and the total amount contracted but not provided for (net of deposits paid) was approximately HK$445,393,000 *(31 December 2000: HK$713,324,000)*.

Employees

The Group employed approximately 145 employees at 30 June 2001. The remuneration package which includes year-end bonus, retirement benefits and share options is reviewed regularly, taking into account the employees' experience and performance as well as the current industry practices. Details of the share option scheme were disclosed in the Group's annual report for the year ended 31 December 2000.

OUTLOOK

The prospects of the global freight market are uncertain, depending largely on the availability of tonnage and how fast the major economies can recover from the prevailing economic slowdown. Nevertheless, a harsh and sudden fall in the BFI by nearly 33% since the end of the period to mid-September 2001 has signified worsening business conditions and declining freight earnings and, in turn, suggested that the profit made by the Group's shipping operations during the period would not continue into the rest of the year. Worst still, the recent terrorist attacks in United States trigger off further volatility and disturbance to the global economic and political environment. Under such a turbulent situation, the freight market would remain depressed as the demand is unlikely to increase to take up the excessive tonnage in the near term.

DIRECTORS' INTERESTS IN SHARES AND RIGHTS TO ACQUIRE SHARES

At 30 June 2001, the Directors had the following interests in the share capital of the Company and its associated corporations which is required to be recorded in the Register of Directors' Interests pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies:

Name of Directors	Type of interests	No. of shares in the Company	No. of shares in Jinhui Shipping
Mr. Ng Siu Fai	Interests other than personal, family and corporation	*Note*	*Note*
Mr. Ng Kam Wah Thomas	Interests other than personal, family and corporation	*Note*	*Note*
Mr. Ng Ki Hung Frankie	Interests other than personal, family and corporation	*Note*	*Note*
Mr. So Wing Hung Peter	Family interests	2,500,000	15,000

Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline Consultants Limited ("Fairline") which is the legal and beneficial owner of 303,856,282 shares of the Company and 494,049 shares of Jinhui Shipping and Transportation Limited ("Jinhui Shipping"). The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include Messrs. Ng Siu Fai, Ng Kam Wah Thomas and Ng Ki Hung Frankie. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline.

Save as disclosed herein, none of the Directors or their associates had any interest either beneficially or non-beneficially in any shares of the Company, its holding company or any of its subsidiaries and associated corporations within the meaning of the SDI Ordinance at 30 June 2001 and at no time during the six months ended 30 June 2001 was the Company, its holding company or any of its subsidiaries a party to any arrangements to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

According to the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance, the following shareholder had an interest representing 10% or more of the issued share capital of the Company at 30 June 2001:

Name of shareholder	No. of shares in the Company
Fairline	303,856,282

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2001.

CODE OF BEST PRACTICE

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2001, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 21 September 2001

金輝集團有限公司(「本公司」)之董事會公佈本公司及其附屬公司(「本集團」)截至二零零一年六月三十日止六個月之未經審核綜合中期業績連同二零零零年同期之比較數字如下：

簡明綜合收益表

截至二零零一年六月三十日止六個月

		截至六月三十日止六個月	
		二零零一年	二零零零年
		(未經審核)	(未經審核)
	附註	***千港元***	*千港元*
營業額	*3*	**457,638**	292,395
其他經營收入		**28,278**	20,178
其他收入淨額	*4*	**50,245**	47,559
航海相關開支		**(290,596)**	(152,408)
供買賣產品銷售成本		**(107,484)**	(111,606)
員工成本		**(21,072)**	(22,253)
其他經營開支		**(19,334)**	(41,376)
折舊及攤銷		**(27,071)**	(21,539)
經營溢利	*3*	**70,604**	10,950
利息收入		**12,970**	11,746
利息開支		**(13,053)**	(7,695)
應佔聯營公司業績		**(133)**	(30)
除稅前溢利		**70,388**	14,971
稅項	*5*	**(402)**	(65)
日常業務之除稅後溢利		**69,986**	14,906
少數股東權益		**(37,560)**	(8,053)
本期間溢利淨額		**32,426**	6,853
每股基本盈利	*6*	**6.16 港仙**	1.30 港仙

[redacted]

簡明綜合資產負債表

於二零零一年六月三十日

	附註	於二零零一年 六月三十日 (未經審核) 千港元	於二零零零年 十二月三十一日 (經審核) 千港元
非流動資產			
固定資產		**1,150,327**	908,476
無形資產		**158**	163
佔聯營公司之權益		**(28)**	(1,402)
其他投資		**67,530**	69,209
其他非流動資產		**46,733**	47,346
		1,264,720	1,023,792
流動資產			
存貨		**23,225**	27,284
短期投資		**32,856**	85,258
應收貿易賬項	7	**85,358**	89,642
預付款項、按金及其他應收賬項		**80,274**	74,105
已抵押存款		**59,958**	47,842
銀行結餘及現金		**203,764**	83,438
		485,435	407,569
流動負債			
應付貿易賬項	8	**101,356**	91,827
負債、費用撥備及其他應付賬項		**94,517**	81,910
稅項		**465**	517
有抵押銀行貸款		**70,602**	47,067
有抵押銀行透支		**40,061**	30,922
		307,001	252,243
流動資產淨值		**178,434**	155,326
資產總值減流動負債		**1,443,154**	1,179,118
非流動負債		**464,499**	267,964
少數股東權益		**424,684**	389,622
資產淨值		**553,971**	521,532
股本及儲備			
已發行股本		**52,624**	52,624
儲備		**501,347**	468,908
股東資金		**553,971**	521,532

簡明綜合確認盈虧結算表
截至二零零一年六月三十日止六個月

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	*千港元*
換算外國附屬公司		
財務報表之滙兑差額	**7**	(12)
出售一間聯營公司撥出之商譽	**6**	—
並未於綜合收益表確認之盈利(虧損)	**13**	(12)
本期間溢利淨額	**32,426**	6,853
確認盈利總額	**32,439**	6,841

簡明綜合現金流量表

截至二零零一年六月三十日止六個月

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	*千港元*
經營業務之現金流入淨額	**143,851**	60,350
來自投資回報及融資服務之現金流入淨額	**4,402**	2,865
已付稅項	**(454)**	(377)
來自投資活動之現金流出淨額	**(267,231)**	(168,018)
融資前之現金流出淨額	**(119,432)**	(105,180)
來自融資之現金流入淨額	**230,619**	78,030
現金及現金等值項目增加(減少)	**111,187**	(27,150)
現金及現金等值項目承前	**52,516**	66,038
現金及現金等值項目結轉	**163,703**	38,888
現金及現金等值項目結存之分析		
銀行結餘及現金	**203,764**	51,114
銀行透支	**(40,061)**	(12,226)
	163,703	38,888

簡明中期財務報表附註

1. 核數師審閱

本集團截至二零零一年六月三十日止六個月之綜合中期業績已由本集團核數師羅兵咸永道會計師事務所根據香港會計師公會(「香港會計師公會」)頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。核數師已發出一項毋須修訂之審閱結論。

在毋須修訂彼等之審閱結論之情況下，核數師表示彼等並無對中期財務報告中所載之截至二零零零年六月三十日止六個月之比較財務資料進行審閱。

2. 編製基準及會計政策

簡明中期財務報表乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號(「中期財務報告」)及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關披露規定而編製，並須與本集團截至二零零零年十二月三十一日止年度之年報所載之全年財務報表及有關附註一併參閱。

除本集團採用香港會計師公會頒佈並適用於二零零一年一月一日後之會計期間之全新或經修訂會計實務準則外，編製簡明中期財務報表時所採用之會計政策及計算方法與截至二零零零年十二月三十一日止年度全年財務報表所採用者一致。除下文所述外，採用該等會計實務準則並無使本集團會計政策出現變動。

會計實務準則第26號「分部報告」
會計實務準則第26號就財務資料分部分析報告確立原則。

於本中期報告期間採用會計實務準則第26號，導致若干業務分部重新分類，而分配給業務分部之開支基準亦出現改變。本集團已根據會計實務準則第26號之規定於簡明中期財報表附註3披露業務分部營業額及業績連同截至二零零零年六月三十日止六個月之比較業務分析資料。

會計實務準則第30號「企業合併」
會計實務準則第30號就企業合併之會計處理方法作出規定。

本集團已隨著採用會計實務準則第30號而改變有關商譽及負商譽之會計政策。自二零零一年一月一日起，本集團將收購時產生之商譽確認為無形資產，並以直線法按其預計可使用年期攤銷。另外，收購時產生之負商譽則列作商譽之減少，並在分析導致出現有關數額之情況後將之撥往收益表。而於以往年度，收購時產生之商譽／負商譽均於儲備撇銷／計入儲備。

本集團引用會計實務準則第30條之過渡規定，而不加以追溯及重列過往自儲備撇銷／計入儲備之商譽／負商譽。故此，二零零一年一月一日以前於收購時產生之商譽／負商譽將繼續保留在儲備，並將於出售有關附屬公司或聯營公司時自收益表扣除／計入。該等商譽亦將於出現減值時自收益表扣除有關數額。

3. **業務分析資料**

本集團營業額及經營溢利(虧損)之貢獻按主要業務分析如下：

	營業額		**經營溢利(虧損)之貢獻**	
	截至六月三十日止六個月		**截至六月三十日止六個月**	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	(未經審核)	(未經審核)	**(未經審核)**	(未經審核)
	千港元	*千港元*	***千港元***	*千港元*
運費及船租	**341,468**	165,354	**20,505**	(1,033)
貿易	**115,337**	124,854	**3,866**	(15,652)
在中國之投資	**833**	2,187	**(3,745)**	1,236
其他業務	**—**	—	**49,978**	26,399
	457,638	292,395	**70,604**	10,950

期內，由於本集團之運費及船租業務遍佈全球，故未能歸納於任何特定之地域。

期內，貿易業務之營業額約74%*(截至二零零零六月三十日止六個月：70%)*源自中國，其餘則源自香港。本集團貿易業務之各地區市場之貢獻就營業額而言並無重大差異。

期內，本集團之其他業務(包括物業投資及短期投資)之經營地點主要在香港。

4. **其他收入淨額**

期內之其他收入淨額包括出售(包括未變現準備)短期投資之虧損7,463,000港元*(截至二零零零年六月三十日止六個月：22,510,000港元)*。

5. **稅項**

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	*千港元*
本公司及其附屬公司		
香港利得稅		
— 本期間撥備	**—**	(65)
— 以往期間之不足撥備	**(402)**	—
	(402)	(65)

香港利得稅乃根據期內之估計應課稅溢利按16%*(截至二零零零年六月三十日止六個月：16%)*之稅率提撥準備。董事認為本集團大部份收入並非來自或源自香港，故毋須繳納香港利得稅。

6. **每股基本盈利**

期內之每股基本盈利乃根據期內溢利淨額32,426,000港元*(截至二零零零年六月三十日止六個月：6,853,000港元)*及期內已發行股份之加權平均數526,242,488股*(截至二零零零年六月三十日止六個月：526,242,488股)*計算。

由於本期間及上期間均無發行任何潛在普通股，故並無呈列每股攤薄盈利。

7. **應收貿易賬項**

本集團向客戶並無提供固定信貸期，一般均根據磋商而協定。應收貿易賬項一般須於一年內償還。

應收貿易賬項（已扣除呆壞賬撥備）之賬齡分析如下：

	於二零零一年六月三十日（未經審核） ***千港元***	於二零零零年十二月三十一日（經審核） *千港元*
零至90日	**72,713**	76,043
91至180日	**8,134**	10,346
181至365日	**3,605**	1,191
365日以上	**906**	2,062
	85,358	89,642

8. **應付貿易賬項**

應付貿易賬項之賬齡分析如下：

	於二零零一年六月三十日（未經審核） ***千港元***	於二零零零年十二月三十一日（經審核） *千港元*
零至90日	**72,826**	60,394
91至180日	**212**	3,270
181至365日	**124**	898
365日以上	**28,194**	27,265
	101,356	91,827

9. **比較數字**

若干比較數字已重新分類，以符合本期間之呈報方式。

中期股息

董事會經議決並不建議就本期間派發任何中期股息 *（截至二零零零年六月三十日止六個月：無）*。

業務回顧

截至二零零一年六月三十日止六個月之營業額為457,638,000港元，較去年同期增加57%。本期間之溢利淨額為32,426,000港元，較去年同期6,853,000港元有所上升。本期間之每股基本盈利為6.16港仙，而二零零零年同期則為1.30港仙。

雖然去年各種散裝乾貨航運市場均受惠於運費之大幅增長，然而截至二零零一年六月三十日止六個月彼等之表現則各有不同。由於需求減少以致好望角型船舶之運費於期內向下調整，惟巴拿馬型及方便極限型及方便型船舶等本集團主要之航運業務市場於期內則較為反覆。期初，穀物、煤炭及肥料之貨運需求穩定，故此該等主要市

場持續穩健及表現理想。其後，美國及日本等主要國家之經濟衰退較預期嚴重，導致市場氣氛轉壞及運費下降。總括而言，散裝乾貨航運市場跟隨整體經濟下調，波羅的海航運指數(「波羅的海航運指數」)於期內下跌213點收1,386點，較二零零零年六月底之1,616點減少230點。

儘管運費下降，惟本集團之航運業務於期內仍獲得20,505,000港元之經營溢利，而去年同期則錄得1,033,000港元之經營虧損，盈利能力有所改善正反映來自業務增長、燃料成本回落及嚴格控制成本之貢獻足以抵銷期內運費下調之壓力。同時，本集團航運業務於期內之營業額較去年同期增加107%至341,468,000港元，部份是由於擴充自置船隊所致，機動船舶「Jin An」、「Jin Li」及「Jin Fu」已分別於二零零零年七月、二零零一年二月及二零零一年四月交付。於二零零一年六月三十日，本集團擁有九艘散裝乾貨船，總載重量約為400,000公噸。

期內，本集團之貿易業務錄得3,866,000港元之經營溢利，而去年同期則有經營虧損15,652,000港元。財務業績得到改善主要是由於期內應收貿易賬項之呆壞賬撥備減少所致。

在抵銷短期投資虧損後，外幣匯兌溢利佔本集團之其他業務於期內之經營溢利49,978,000港元之大部份。

財務回顧

流動資金、財務資源及資本架構

期內交付兩艘散裝乾貨船「Jin Li」及「Jin Fu」所需之資金主要以銀行貸款支付。因此，於二零零一年六月三十日，本集團之銀行借貸增至575,162,000港元 *(二零零零年十二月三十一日：345,953,000港元)*，其中19%、11%、20%及50%分別須於一年內、一年至兩年內、兩年至五年內及五年後償還。銀行借貸主要以美元及日元計算，並按浮動利率計算利息。本集團已於有需要時採用對沖工具以減低其外幣匯兌風險。

於二零零一年六月三十日，本集團之資本負債比率(按負債總額除以股東資金計算)約為139% *(二零零零年十二月三十一日：100%)*。考慮到本集團於該日之已抵押存款、銀行結餘及現金合共263,722,000港元 *(二零零零年十二月三十一日：131,280,000港元)* 後，該資本負債比率為於可接受水平。

資產抵押

於二零零一年六月三十日，本集團之固定資產965,624,000港元 *(二零零零年十二月三十一日：628,272,000港元)*、存款59,958,000港元 *(二零零零年十二月三十一日：47,842,000港元)*、短期投資18,293,000港元 *(二零零零年十二月三十一日：53,700,000港元)* 及擁有船舶附屬公司之若干股份及租船合約收入均已抵押，以作為本集團信貸之擔保。

或然負債

除本公司附屬公司於日常業務中向第三者提供為數462,000港元 *(二零零零年十二月三十一日：506,000港元)* 之若干擔保外，本集團於二零零一年六月三十日並無任何其他或然負債 *(二零零零年十二月三十一日：無)*。

資本支出及承擔

本集團截至二零零一年六月三十日止六個月之資本支出總額為267,235,000港元*(截至二零零零年六月三十日止六個月：197,365,000港元)*，其中約262,071,000港元*(截至二零零零年六月三十日止六個月：197,009,000港元)*用於建造本集團之自置船舶。

於二零零一年六月三十日，本集團就三艘*(二零零零年十二月三十一日：五艘)*新造散裝乾貨船作出資本支出承擔。該等船舶之總購入價約為494,910,000港元*(二零零零年十二月三十一日：852,152,000港元)*，而已訂約但未撥備之總額(扣除已付按金)則約為445,393,000港元*(二零零零年十二月三十一日：713,324,000港元)*。

僱員

於二零零一年六月三十日，本集團僱用約145名僱員。本集團會因應僱員之經驗及表現以及當時業內慣例定期檢討僱員薪酬(包括年終花紅、退休福利及優先購股權)。有關優先購股權計劃之詳情載於本集團截至二零零零年十二月三十一日止年度之年報。

展望

全球航運市場前景並不明朗，情況有否改善須視乎載貨量之供應以及主要經濟大國之復甦速度而定。然而，波羅的海航運指數於期終至二零零一年九月中期間急跌近33%，反映經營環境正在惡化及運費不斷下降，故此本集團之航運業務於本年度下半年將無法維持期內之溢利。更甚的是，美國近日遭受恐佈襲擊，使全球經濟及政治環境進一步波動及混亂。在此不穩定之情況下，因需求不足以吸納過多之載貨量，故此航運市場於短定期內將仍然低迷。

董事之股份權益及購入股份之權利

於二零零一年六月三十日，董事擁有本公司或任何聯營公司之股本而需根據證券(披露權益)條例(「披露權益條例」)第29條要求於登記冊上予以記錄，或根據上市公司董事進行證券交易的標準守則通知本公司及香港聯合交易所有限公司之權益如下：

董事姓名	權益類別	本公司股份數目	Jinhui Shipping股份數目
吳少輝先生	個人、家族及公司以外之權益	*附註*	*附註*
吳錦華先生	個人、家族及公司以外之權益	*附註*	*附註*
吳其鴻先生	個人、家族及公司以外之權益	*附註*	*附註*
蘇永雄先生	家族權益	2,500,000	15,000

附註：Lorimer Limited（以一九九一年吳興波信託之受託人身份）為Fairline Consultants Limited（「Fairline」）全部已發行股本之合法擁有人，而Fairline則為303,856,282股本公司股份及494,049股Jinhui Shipping and Transportation Limited（「Jinhui Shipping」）股份之合法及實益擁有人。一九九一年吳興波信託為一項全權信託，其合格受益人包括吳少輝先生、吳錦華先生及吳其鴻先生。吳少輝先生及吳錦華先生均為Fairline之董事。

除本文所披露者外，各董事或彼等之聯繫人士於二零零一年六月三十日概無實益或非實益擁有本公司、其控股公司或其任何附屬公司及聯營公司（定義見披露權益條例）之股份權益，而於截至二零零一年六月三十日止六個月內任何時間，本公司、其控股公司或其任何附屬公司概無訂立任何安排，致令董事或彼等各自之配偶或18歲以下之子女可藉購入本公司或任何其他法人團體之股份或債券而得益。

主要股東

根據披露權益條例第16(1)條置存之主要股東登記冊所示，於二零零一年六月三十日，下列股東擁有本公司已發行股本10%或以上之權益：

股東姓名	本公司股份數目
Fairline	303,856,282

購買、出售或贖回本公司上市證券

截至二零零一年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之股東週年大會上輪值告退及膺選連任外，各董事並不知悉任何資料足以合理顯示本公司現時或曾於截至二零零一年六月三十日止六個月內任何時間違反上市規則附錄14所載之最佳應用守則。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零一年九月二十一日

金輝集團有限公司



中期報告

2001